SEC File Number
333-257685
CUSIP Number
N8002911

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

SIGNA Sports United N.V.

Full Name of Registrant:

SIGNA Sports United B.V.

Former Name if Applicable:

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

Address of Principal Executive Office (Street and Number):

City, State and Zip Code:

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SIGNA Sports United N.V. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended September 30, 2021 (the “Form 20-F”) by the prescribed due date for the reasons described below.

The delay in filing the Company’s Annual Report on Form 20-F for fiscal year ended September 30, 2021 is due to the fact that (i) the process to close the Business Combination on December 14, 2021 was longer than expected and coincided with the preparation of the September 30, 2021 financial statements for SIGNA Sports United GmbH (which is a wholly owned subsidiary of the Company following the Business Combination), and (ii) the Company is still continuing to transition new personnel in its finance department.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Stephan Zoll	+49 30700	108912
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

SIGNA Sports United N.V. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNA Sports United N.V.

By:	/s/ Dr. Stephan Zoll
	Name:	Dr. Stephan Zoll
	Title:	Chief Executive Officer and Executive
Director

Date: January 31, 2022